                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*

                       Business Translation Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   12329W-10-8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Eric O. Madson
                     Robins, Kaplan, Miller & Ciresi L.L.P.
                         800 LaSalle Avenue, Suite 2800
                              Minneapolis, MN 55402
                                  612-349-8500
            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)

                                October 30, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12329W-10-8
-------------------------------------------------------------------------------
(1) Name of Reporting Person / I.R.S. Identification No. of Above Person (entities only)

         VirtualFund.com, Inc. (41-1612861)
-------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group            N/A
         (a)      [_]
         (b)      [_]
-------------------------------------------------------------------------------
(3)      SEC Use Only

-------------------------------------------------------------------------------
(4)      Source of Funds

         WC
-------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e): [_]

         N/A
-------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Minnesota
-------------------------------------------------------------------------------
Number of         (7)      Sole Voting Power                1,752,000 shares
Shares           --------------------------------------------------------------
Beneficially      (8)      Shared Voting Power              N/A
Owned by         --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power           1,752,000 shares
ing Person       --------------------------------------------------------------
With              (10)     Shared Dispositive Power         N/A
-------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         1,752,000 shares
-------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [_]

         N/A
-------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         79.6%
-------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         CO
------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the Common Stock, $0.001 par value (the "Common Stock"), of Business Translation Services, Inc., a Nevada corporation (the "Issuer"), which has its principal executive offices at 6462 City West Parkway, Suite 175, Eden Prairie, MN 55344.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is being filed on behalf of VirtualFund.com, Inc., a Minnesota corporation (the "Reporting Person"). The business address of the Reporting Person is 6462 City West Parkway, Suite 175, Eden Prairie, Minnesota 55344.

         The Reporting Person is not currently operating any business, but is examining various business acquisition opportunities. Previously, the Reporting Person was primarily engaged in Internet hosting, information technology consulting and systems integration.

         Schedule I attached hereto sets forth the name, principal occupation, and citizenship of each of the directors and executive officers of the Reporting Person.

         During the last five years, neither the Reporting Person nor any person listed on Schedule I (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The purchase price of $335,000 for the 1,752,000 shares of Common Stock (the "Shares") beneficially owned by the Reporting Person was funded from the working capital of the Reporting Person.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person has acquired the Shares for investment purposes and intends to explore opportunities to enhance shareholder value. The Reporting Person may acquire additional shares of Common Stock of the Issuer and may sell all or any portion of the Shares if it deems it to be in its best interest. The Reporting Person intends to explore opportunities for the Issuer to acquire an operating business. If an appropriate business is identified, the Reporting Person may seek to cause the Issuer to engage in a merger or reorganization to acquire such business, and any such transaction could result in significant dilution to the ownership interests of existing shareholders of the Issuer. The Reporting Person has tentatively identified Muller Media Inc., which maintains a library of movies for rental to cable television stations, as a potential business to be acquired and is currently pursuing negotiations with such company on behalf of the Issuer.

         In connection with the Reporting Person's acquisition of the Shares, the persons previously serving as directors of the Issuer resigned and representatives of the Reporting Person

(John Cavanaugh and Kelly Johnson) have been named directors of the Issuer. In addition, the Issuer's offices have been moved to the Reporting Person's location at 6462 City West Parkway, Suite 175, Eden Prairie, MN 55344.

         Except as indicated herein, the Reporting Person does not have any plans respecting extraordinary corporate transactions affecting the Issuer, the sale of its assets, changes in its management, capitalization, dividend policy, business or corporate structure, charter or bylaws, or the delisting of the issuer's securities or similar actions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of October 30, 2001, the Reporting Person beneficially owned 1,752,000 shares of common stock of the Issuer, constituting approximately 79.6% of the outstanding Common Stock of the Issuer, based on 2,200,750 shares outstanding as of September 30, 2001, as set forth in the Issuer's Form 10-QSB for the period ended September 30, 2001. None of the individuals required to be named in Item 2 own any shares of the Common Stock of Business Translation Services, Inc.

         (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

         (c) On October 30, 2001, the Reporting Person acquired 1,752,000 shares of the Issuer's common stock from Angela Arnone (1,000,000 shares), Ed DeStefano (650,000 shares), Mark DeStefano (51,000 shares) and T. J. Jesky (51,000 shares) in privately negotiated transactions, at a price of approximately $0.19 per share. There were no other transactions in the class of securities reported on that were effected in the past sixty days by any person required to be named in
Item 2.

         (d) N/A

         (e) N/A

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         As reported in Item 4 above, in connection with the Reporting Person's acquisition of the Shares, the persons previously serving as directors of the Issuer resigned and representatives of the Reporting Person (John Cavanaugh and Kelly Johnson) have been named directors of the Issuer. The Reporting Person has tentatively identified Muller Media Inc., which maintains a library of movies for rental to cable television stations, as a potential business to be acquired and intends to cause the Issuer to pursue negotiations with such company. The parent company of Muller Media Inc. has engaged Equity Securities Investments, Inc. to provide investment banking services to it. Edward S. Adams, a director of the Reporting Person, is a principal in Equity Securities Investments, Inc.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 9, 2001

VirtualFund.com, Inc.

By: /s/ TIMOTHY R. DUOOS
    ---------------------------------
    Timothy R. Duoos
    Chairman

                                   SCHEDULE I

Set forth below is certain information required by Item 2 of Schedule 13D for each executive officer and director of the Reporting Person. Each person is a citizen of the United States of America.

NAME AND BUSINESS ADDRESS                         POSITION        PRINCIPAL OCCUPATION
-------------------------                         --------        --------------------
Edward S. Adams                                   Director        Mr. Adams is a Professor of Law, University of
701 Xenia Avenue South, Suite 130                                 Minnesota School of Law, and a principal in
Golden Valley, MN 55416                                           Equity Securities Investments, Inc.

John Cavanaugh                                    Director        Senior Vice President Equipment Division with
5355 Avenida Encinas, Suite 110                                   United Asset Coverage
Carlsbad, CA  92008

Timothy R. Duoos                                  Director        Self-employed business consultant.
P.O. Box 2181
Rancho Santa Fe, CA 92067

Stephen Fisher                                    Director        Senior Strategist for RSPNetwork, Inc.
1025 Technology Pkwy
Cedar Falls, IA 50613

Kelly Johnson                                     Director        Managing Director of a Portland, Oregon office of
6105 Southwest Sheridan St.                                       a full service investment banking and brokerage
Portland, OR  97225                                               services firm.

Joseph Pupel                                      CEO             Chief Executive Officer of VirtualFund.com, Inc.
6462 City West Parkway, Suite 175
Eden Prairie, MN  55344

George Smith                                      CFO             Chief Financial Officer of VirtualFund.com, Inc.
6462 City West Parkway, Suite 175
Eden Prairie, MN  55344